UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2026

Kendall Larsen
Chief Executive Officer
VirnetX Holding Corp
308 Dorla Court, Suite 206
Zephyr Cove, NV 89448

Re: VirnetX Holding Corp
Registration Statement on Form S-3
Filed May 15, 2026
File No. 333-295960

Dear Kendall Larsen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Katharine Martin